Exhibit 30

TERMINATION AGREEMENT

This Termination Agreement (“Termination Agreement”) is made and entered into as of January 31, 2019, by and among Bruce A. Nordstrom, Anne E. Gittinger, the Estate of Blake W. Nordstrom, Erik B. Nordstrom, James F. Nordstrom and Peter E. Nordstrom (each a “Party,” and collectively the “Parties”). Reference is hereby made to the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission on June 7, 2017 by the Parties and Blake W. Nordstrom (as amended and supplemented to date, the “Schedule 13D”).

WHEREAS, Bruce A. Nordstrom, Anne E. Gittinger, Blake W. Nordstrom, Erik B. Nordstrom, James F. Nordstrom and Peter E. Nordstrom (collectively, the “Group”) entered into a Joint Filing Agreement, dated as of June 8, 2017 (the “Joint Filing Agreement”), pursuant to which they agreed, among other things, to prepare jointly and file timely the Schedule 13D with respect to their respective beneficial ownership of the common stock, no par value, of Nordstrom, Inc. (the “Common Stock”);

WHEREAS, following the death of Blake W. Nordstrom on January 2, 2019, the Estate of Blake W. Nordstrom (the “Estate”) acquired the securities previously reported as beneficially owned by Blake W. Nordstrom and acceded to his membership in the Group;

WHEREAS, pursuant to the terms of that Letter Agreement, dated June 7, 2017, by and among members of the Group and Nordstrom, Inc. (the “Letter Agreement”), the parties thereto agreed that the Group would automatically be disbanded on January 31, 2019; and

WHEREAS, the Parties now mutually desire to terminate the Joint Filing Agreement effective as of January 31, 2019 and acknowledge the termination of their participation as members of the “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”) and Rule 13d-5 thereunder) previously formed in accordance with the terms of the Letter Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1.                                      Termination of Group.  Each Party hereby acknowledges and confirms that, as of the date hereof (the “Effective Date,” his, her or its participation as a member of the “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5 thereunder) formed in accordance with the Letter Agreement and disclosed in the Schedule 13D, has been terminated.

2.                                      Termination of Joint Filing Agreement. Effective as of the Effective Date, each Party hereby expressly acknowledges, agrees and confirms that the Joint Filing Agreement is hereby terminated and shall cease to be of further effect.

3.                                      Further Amendments to Schedule 13D. From and after the Effective Date, no Party shall have any obligation to each other to file any amendment to the Schedule 13D that may be required, in accordance with the rules and regulations promulgated under the Act, with respect to the Common Stock, except on such Party’s own behalf or pursuant to such other agreements as such Party may enter.

4.                                      Release and Discharge. Each Party hereby mutually and unconditionally releases and discharges the other Parties, as applicable from all obligations under the Joint Filing Agreement to which each is a party.

5.                                      Counterparts. This Termination Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date first specified above.

/s/ Bruce A. Nordstrom
Bruce A. Nordstrom

/s/ Anne E. Gittinger
Anne E. Gittinger

ESTATE OF BLAKE W. NORDSTROM

By:	/s/ Molly A. Nordstrom
Molly A. Nordstrom, Executor

/s/ Erik B. Nordstrom
Erik B. Nordstrom

/s/ James F. Nordstrom, Jr.
James F. Nordstrom, Jr.

/s/ Peter E. Nordstrom
Peter E. Nordstrom